Filed by: Monolithic System Technology, Inc. This
Communication is filed pursuant to
Rule 425 under The Securities Act
of 1933, as amended, and deemed
filed pursuant to Rule 14d-9 of
the Securities Exchange Act of 1934.

Subject Company: Monolithic System Technology, Inc.
(File No. 000-32929)

On February 23, 2004, Synopsys, Inc. ("Synopsys") held a "First Quarter Fiscal Year 2004 Earnings Conference Call." Fu-Chieh Hsu of Monolithic System Technology, Inc. ("MoSys") participated in the conference call and made statements relating to the proposed acquisition of MoSys by Synopsys. The following is a transcript of the conference call:

SOURCE: Synopsys, Inc.

Monday February 23, 2004, 5:00 pm Eastern Time

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Ladies and Gentlemen, Thank you for standing by. And welcome to the Synopsys First Quarter Fiscal Year 2004 Earnings Conference Call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session, and instructions will be given at that time. If you should require assistance during the call, please press "*" followed by "0". Today's call is scheduled to last one hour. Five minutes prior to the end of the call, I will alert the conference of the time remaining. As a reminder, today's conference is being recorded. During the course of this conference call, Synopsys may make predictions, estimates and other forward-looking statements regarding the company. While these statements represent the best current judgment about the company's future performance, the company's actual performance is subject to significant risks and uncertainties that could cause actual results to differ materially from those that may be projected. In addition to any risks that may be highlighted during this conference call, important factors that could cause the company's actual results to differ materially from those that may be projected in this conference call are described in Synposys' Annual Report on Form 10-K, which is on file with the Securities and Exchange Commission. In addition, during the course of this conference call, Synopsys and Monolithic System Technology, known as MoSys, will make forward looking statements regarding the benefits of the proposed acquisition of MoSys by Synopsys. While these statements represent each company's best current judgment about the expected benefits of the acquisition, actual performance is subject to uncertainties that could cause actual results to differ materially from those that may be projected. Including the risks described in Synopsys' most recent Annual Report on Form 10-K and MoSys' Quarterly Report on Form 10-Q, which is on file with the Securities and Exchange Commission.

Finally, Synopsys would like to advise you that financial and other statistical information to be discussed on this conference call, as well as the reconciliation of certain non-GAAP financial measures discussed on this call to GAAP financial measures is currently available on the company's website. The web address for such information is http://www.synposys.com/corporate/invest/invest.html. At this time I would like to turn the conference over to Aart de Geus, Chairman and Chief Executive Officer. Please go ahead, sir.

        Thank you, Operator.

        This is Aart de Geus, and I have with me Steve Shevick, our CFO, and Fu-Chieh Hsu, Chairman and CEO of Monolithic System Technology, or "MoSys" for short.

        Thank you all for joining us.

        Synopsys entered 2004 with two key long term objectives: to gain share in the core EDA market and to accelerate our business penetration in the emerging high growth areas of IP and Design for Manufacturing.

        In Q1 we made excellent progress in our core tools, and today I have some very important announcements to share with you in the IP area.

        But first I will provide a brief overview of our results, then give you my thoughts on the current spending environment, and share what I'm hearing from our top customer executives. After that, I will tell you about our announcements and give you updates on our core products.

        So let me start by reviewing our financial results.

        In Ql Synopsys achieved revenue of $285.3 million and pro forma earnings per share of 33 cents. Book to bill was between 0.5 and 0.6. Orders were within our range of 10 to 15% of our original annual orders guidance of $1.425 to $1.475 billion, largely reflecting typical Q1 seasonality.

        Looking around us, consumer demand for electronic products worldwide is very healthy, and semiconductor production is nearing capacity. The semiconductor outlook remains strong, and I would not be surprised to see semiconductor revenues grow in excess of 20% in 2004.

        Cost controls remain tight, but a number of execs have told me that their design plans will require an increase in spending in the second half of the year.

        Reflecting on my interactions with top customer executives over the last 18 months, I see a substantial change in their expectations from us. Instead of looking at us as just an EDA supplier, and perhaps having a dialogue on tool utilization, features, or bugs, today, CEOs and COOs are calling us with a complex set of economic and technical vision questions.

        Coming out of the most massive semiconductor downturn on record, they are worried about three dimensions:

  •
  First, their ability to differentiate—in terms of chip speed, power consumption, and functionality;

  •
  Second, their total cost, in terms of design complexity, test, and manufacturing yield;

  •
  And third, their schedule predictability, in terms of verification risks and IP reuse.

        Top down, customer decisions are driven primarily by economics, but bottom up, they will move forward only if they can rely on their partner's technical credibility. This is music to our ears, as we provide the best solutions for both.

        We have built Synopsys to become a key player in the broader silicon infrastructure market. In this broader market, concepts such as IP and yield are on par with the more traditional areas of design and verification. All these areas work together to meet our customers' major concerns about differentiation, cost, and schedule.

        IP reuse directly impacts design cost and schedule, while our Design for Manufacturing is clearly aimed at fabrication cost and yield. From a Synopsys growth point of view, these areas are funded from outside the traditional EDA budgets; thus, they expand our potential market significantly.

        Speaking of IP, our IP business has done very well in the last 18 months. Driven by demand from our customers for more IP this year, we have decided to increase our investment in this area. I would like to update you on two important acquisitions that we are announcing today: Accelerant Networks and MoSys.

        Let me give you the background. As long ago as the early 90's, Synopsys had a vision of design reuse as one of the fundamental ways to increase design productivity and reduce cost.

        Over the years, we built a very complete, high quality collection of building blocks under the name "DesignWare." This collection is available on a subscription basis to our customers and is the most widely used commercial IP in the world.

        As design complexity increases, so does the complexity of the building blocks. Standard interfaces, such as PCI or USB, become more and more sophisticated with each new generation.

        Customers need to outsource these building blocks so they can focus on their own differentiation. But to ensure that their products get to market quickly with acceptable quality, they require rock solid quality levels from their IP providers.

        Our own internal verification tools and expertise have turned out to be great assets in achieving that objective. Our ability to provide the right building blocks with quality they can trust frees them up to let go of these portions of the SoC and focus on what they do best.

        As a result, our business has grown rapidly in the last 18 months, and customers increasingly want Synopsys to become their "house supplier" for the majority of their diverse IP needs.

        Exploiting this opportunity, we are taking big steps to expand our IP portfolio this quarter by adding more standards based IP and embedded memory IP.

        The acquisition of Accelerant strengthens our existing position in what's called "connectivity IP." These are the devices that allow computers and popular consumer products to talk to each other. You may be familiar with some of the names, such as the USB and 1394 ports on your computer, but there are many others, such as PCI, Serial ATA, and so on.

        Synopsys DesignWare Cores are already the market leading solution for connectivity IP cores, which get data in and out of SoCs.

        To expand our IP into emerging connectivity standards further, we have acquired Accelerant Networks.

        Accelerant provides highly efficient, low power, high speed analog interface technology called Serializer Deserializers (or "SERDES" for short). The SERDES technology will be the foundation for high speed analog interfaces for such new connectivity standards as PCI Express and Serial ATA.

        Accelerant brings a very talented set of designers and some excellent technology to Synopsys, Just as connectivity blocks are moving to the next level of speed and sophistication.

        In that sense, Accelerant will accelerate our IP connectivity solutions and should especially benefit such markets as consumer products, storage, and network infrastructure.

        The major new expansion of our IP portfolio is in embedded memory IP. We are very excited to announce the acquisition of MoSys, a leader in innovative memory for SoC design.

        Most people don't realize how much of the area of a modem SoC is taken up by embedded memory. In 2002 it was already about 50% of the chip. The International Technology Roadmap for Semiconductors sees this growing to over 70% by 2005! Consumer electronics, with integrated voice, data, and multimedia, are driving this trend.

        This is why it is so timely for Synopsys to be expanding into embedded memory IP right now.

        As you can imagine, embedded memories have real impact on both the yield and the overall cost of chips. This is where MoSys' key product, the 1T SRAM, makes all the difference.

        MoSys' 1T (meaning 1 transistor) memory is unmatched in density, power, speed, low cost, and high yield and works with regular digital processes.

        1T SRAM technology offers all the benefits of traditional 6 transistor SRAM, such as high speed, simple interface, and ease of manufacturability. But there, all comparisons end.

        First, the 1T SRAM requires 50-70% less silicon for the same amount of memory. Manufacturers of cellular phones and video game consoles can thus either add more functionality or reduce the cost of their chips.

        Second, 1T memories consume less than one quarter the power for the same speed of operation.

        Third, for very large memories, the speed is equal to or greater than those of traditional SRAM.

        And last, it is scalable for current and future process geometries and has already been ported to a wide variety of foundries, including TSMC, UMC, and Chartered.

        In fact, MoSys' licensees have shipped more than 50 million chips, using a wide range of silicon processes and applications.

        As you can see, we are systematically advancing our IP portfolio to help customers deal with differentiation, cost, and schedule concerns. In Q1 examples of customers that chose Synopsys IP were AMS, Sony, and TI.

        Let me now say a few words about our more traditional design and verification markets. The move to smaller geometries continues unabated, and my semi equipment colleagues report strong business across all geographies. Interestingly, roughly half of all the new equipment is going towards 130nm geometries on 200nm wafers, with the other half going to 90nm designs on 300nm wafers.

        If we assume that this equipment sees production usage in 6 to 9 months, the time frame jibes well with our tracking of 90nm design starts, which are steadily growing, and with customer reports of increased success on advanced chips.

        Speaking of advanced chips, as I mentioned earlier, our interaction with customers is now about the impact of our tools on differentiation, cost, and schedules.

        In that context, I'm pleased to highlight our new agreement with ATI, which we announced in Q1.

        ATI designs very advanced, high volume graphics cores, and our agreement provides them with long term access to Synopsys design and verification technologies. We expect to work closely with ATI on their most advanced chips.

        In Q1 we made excellent technical progress in both design and verification.

        Starting with verification, which consumes 60 to 70% of overall chip design time, we moved the bar up significantly.

        In Q1 we released a 10X faster version of Vera, release 6.2, which is getting superior results in competitive benchmarks.

        We also released version 7.1 of VCS, which extends our lead in the built in testbench capability, resulting in up to 5X faster overall verification speeds.

        SystemVerilog customer momentum keeps growing, with over 1,500 engineers attending an industry sponsored seminar series during the last four months. Building on this momentum, we expanded our relationship with ARM to jointly develop a SystemVerilog reference methodology, which will be showcased at the Design Automation Conference in June.

        Moving to the intersection of digital and analog, in Q1 Synopsys introduced Discovery AMS, our analog/mixed signal verification platform. Since the launch, we have already won and deployed Discovery AMS at 69 logos worldwide.

        A new area that is showing great promise is automatic analog optimization. After carefully evaluating all the opportunities, we decided to acquire the technology leader in this emerging field: Analog Design Automation, or "ADA" for short.

        ADA provides brand new, state of the art optimization technology that can immediately build on our strong analog simulation position. It allows customers to rapidly tune their circuits using our simulators HSPICE and NanoSim.

        Now looking at the design side, as I mentioned earlier, the move to 90nm and below continues unabated. 90nm designs are underway at 7 of the top 10 semiconductor companies, and we are already actively engaged in 65nm design projects at 4 of the top 10.

        Looking at our own R&D output, I told you last quarter that our engineering teams were really cranking in the Galaxy Design Platform. This became clearly visible when we shipped a slew of big improvements and enhancements in December.

        For example, the new version of Design Compiler is 3X faster and offers 25% more capacity than the prior year's release. This boost in speed and capacity makes a big difference to our customers and is having a positive impact in competitive benchmarks.

        I'm also pleased to report that Design Compiler now supports SystemVerilog for design. Stay tuned for more improvements in DC in the coming months.

        DC Ultra continues to capture the high end of the synthesis market, adding 11 new logos in Q1 and making up 25% of all DC bookings in the quarter.

        Primetime, our flagship timing verifier and the sign off product for the IC industry, also saw a 3X runtime improvement and up to 3X capacity improvement. These enhancements, combined with leading signal integrity capabilities, enable PrimeTime to handle the most advanced, one hundred million gate, 90nm designs.

        Power has been another key engineering worry for our customers. Whether they want to increase battery life in consumer products such as cell phones or minimize heat dissipation in high speed computers and routers, power is an enormous challenge at the smaller geometries. In Q1 we took a major step forward with our December release of Power Compiler, increasing its speed of power optimization by 10X.

        Physical Compiler improved as well, with greater than 2X runtime improvement, 20% increase in capacity, and new capabilities for physical power optimization.

        Let me not forget to mention the most recent release of Astro. It delivered 2X faster runtime, up to 40% capacity increase, and improvements for 90nm design, including yield, which is of very high value to our customers.

        In fact, we are receiving first indications that Synopsys products are giving better yield results than those of our competitors. Astro added 13 new logos in the quarter.

        And while we're on the subject of yield and manufacturing, Design for Manufacturing (or "DFM" for short) is of extremely high interest to our customers. It has the potential to profoundly impact their economic equation. Here again, we are making excellent progress.

        For example, we announced a substantial customer win when Toshiba licensed our PSM technology for their 65 nm technology node. This win is significant, as Toshiba will be one of the very first companies to put 65nm technology into production in the first half of 2005.

        To help customers develop even smaller geometries, we released Taurus Process Atomistic. This is TCAD software that models interactions at the atomic level and improves time to yield for 65nm and below.

        Its software value has already been endorsed by leading companies, including Toshiba and Matsushita.

        Optical Proximity Correction, or "OPC" for short, is vital for mask making. Here we have also made great progress.

        Our product Proteus demonstrated near linear scalability when distributed on more than 1,000 Intel Xeon processors. As a result, Proteus can reduce the time to obtain OPC results from days to hours on advanced 90nm and 65nm chips.

        Synopsys' leading semiconductor customers have already taped out complex designs containing over 500 million transistors with Proteus, using thousands of computer servers.

        In summary, against an economic backdrop that is showing promise for the second half of the year, we have forcefully moved the ball forward in our core technologies, as well as in our new growth areas.

        Our major business thrusts, acquisitions, and technical investment strategies are in solid alignment, and we are first in line with customers as their spending picks up. IP and DFM are resonating very well with customers and seeing sales momentum today.

        While our incremental investments in these initiatives will have a modest impact on fiscal 2004, they should positively impact orders and profits in 2005.

With that, I will turn it over to Steve Shevick for further details regarding our financials.

        Thanks Aart, and good afternoon.

        As usual, during this call I will discuss our financial performance on a pro forma basis. Our pro forma measures exclude amortization of intangible assets, in process R&D and other merger related charges, and follow on charges relating to our workforce realignment implemented at the beginning of fiscal 2004, which was communicated at our Q4 earnings call in December of last year. Reconciliation of pro forma results to GAAP results appears in our press release and financial supplement.

        For your convenience a copy of our remarks and all of the numbers I discuss will be posted on our website.

        Now, for the numbers.

        Revenue for the first quarter was $285 million, within our guidance range of $275 million to $290 million. Approximately 21 percent of revenue came from upfront licenses, 60 percent from time based licenses and 19 percent from maintenance and consulting.

        Revenue increased 6.4% from Q1 of FY03, principally due to growth in time based license revenue. Time based license revenue increased by approximately $30 million, to $171 million, upfront license revenue increased by approximately $5 million, to $59 million, and services revenue decreased by $17 million, to $55 million.

        Sequentially, revenue declined seasonally from Q4 of fiscal year 2003 due to a lower level of upfront licenses. Revenue from upfront licenses dropped by $28 million from Q4 to Q1, revenue from time based licenses increased by $3 million and revenue from services declined by $6 million.

        One customer accounted for more than 10% of revenue for the quarter.

        Geographically, Asia Pacific contributed 13% of revenue, its highest contribution ever, reflecting the success of our field investment in that region. North America contributed 56% of revenue, Europe contributed 17% of revenue, and Japan contributed 14% of revenue.

        Revenue from our core EDA products accounted for 72% of total revenue and revenue from our emerging businesses 18%, with 7% coming from IP and 11% from DFM.

        From a bookings perspective, as is typically the case in our first quarter, book to bill was well below one, ending between 0.5 and 0.6. A number of sizeable orders pushed from Q1 to Q2 on account of unfavorable terms. These orders closed early in Q2, which gets us off to a good start.

        Notwithstanding the pushed orders, Q1 orders were within our guided range of 10 and 15% of our original orders target for the year.

        One customer accounted for more than 10% of orders in the quarter.

        Approximately 81% of software orders were booked as renewable licenses and 19% as perpetual licenses. We expect the percentage of perpetuals to trend downward over the course of the year, and that for the year perpetuals will contribute 10 percent or less of license orders.

        During the quarter, upfront licenses represented 57% of license orders, including between $5 to $10 million in license orders that will not turn to revenue until after Q1. This was well above our target for the quarter, and reflects both the acceptance by the customer base of term licenses and the high sensitivity of this percentage in a low orders quarter. For the year we expect upfront orders to be in a range around 25% of total license orders.

        The average length of our renewable customer license commitments in Q1 was 2.7 years, roughly 10% shorter than the average length of such commitments in fiscal 2003.

        Aggregate pro forma operating expenses for the first quarter were $205 million, at the bottom of our target range of $205 to $211 million, principally due to lower sales commissions associated with the quarter's level of orders and lower than expected litigation and depreciation expenses. Expenses for the quarter also reflected a savings of $3.4 million from the shutdown of our North American facilities between Christmas and New Years, and a headcount reduction, each of which was described on our Q4 earnings call and contemplated in our original guidance.

        The decline of the dollar versus the Euro cost us $1 million in expenses versus plan during the quarter, as backlog in Europe is denominated in dollars and our European expenses are primarily in Euros. Beginning this quarter we are hedging our Euro expenses from beginning to end of quarter, which will give us stability in our current quarter forecasting of Euro expenses. Over the rest of the year, however, the strength of the Euro could negatively impact earnings by approximately 3 to 4 cents.

        Our pro forma operating margin for the quarter was 28%.

        Other income for Q1 was an expense of $1.1 million, at the bottom of our target range, and included $1.4 million in investment write downs.

        Our pro forma tax rate was 31%, down from 32.5% last year. As I indicated last quarter, this reduction was made possible by a refinement of our international subsidiary structure.

        Weighted average shares outstanding for the quarter was 166 million shares, near the high end of our target range of 159 to 167 million shares. During the quarter 4.4 million options were exercised, contributing 1.7 million shares to weighted average shares. Our overhang currently stands at 24%, approximately twelve percentage points lower than one year ago.

        Pro forma earnings was $0.33 cents per share, one cent above the top of our guidance range of 28 to 32 cents per share and two cents above the First Call consensus.

        Cash and short term investments were $618 million at the end of Q1, down approximately $80 million from the end of fiscal year 2003, largely reflecting the net effect of share repurchases offset by option exercise proceeds.

        During the quarter we purchased approximately 4.6 million shares of Synopsys stock at an average price of $35.13 per share, and between the end of the quarter and February 13th, we repurchased an additional 1.6 million shares under our 10b5-1 plan at an average price of $35.48 per share. As of today, therefore, approximately $284 million remains in our repurchase program. As a result of the MoSys transaction, we will be out of the market until the completion of the transaction.

        Cash from operations on a GAAP basis was $11 million, and reflected the payment of FY 2003 bonuses and cash disbursements for taxes of $34M in Q1 of FY2004. Capex was $15 million for the quarter, and expenses and disbursements relating to our work force realignment were $10 million, leaving pro forma free cash flow of approximately $6 million.

        Q4 accounts receivable totaled $194 million, down approximately 3% from last quarter, and DSO was 62 days, up from 58 days at the end of Q4, in both cases minor movements reflecting solid collections and the impact of improved payment terms in the quarter.

        Deferred revenue at the end of the quarter was $434 million, up $14 million from the end of Q4.

        Payment terms improved during the quarter because of the high proportion of upfront licenses and the fact that, unlike others in the industry, we do not permit extended payment terms on upfront licenses.

        Aggregate backlog was seasonally down from the October quarter and should grow sequentially throughout the remainder of the year. For the second quarter we expect that over 70% of our target revenue will come from backlog.

        Headcount totaled 4,206 employees at the end of the quarter, down from 4,408 at the end of Q4, reflecting the headcount reduction implemented at the beginning of the quarter. As a result of the MoSys, Accelerant and ADA transactions and our planned incremental investments in promising growth areas of the business, we expect to exit the year with headcount of approximately 4,500 to 4,550.

        Before I provide our targets for Q2 and FY04, let me first briefly summarize the terms of the transactions announced today.

        The purchase price of MoSys is $13.50 per share, or $432 million, including the value of assumed options, or approximately $349 million net of cash. The acquisition will be paid half in cash and half in Synopsys Common Stock, although we have an option to offer all cash at our discretion. The acquisition is structured as an exchange offer, which we expect to launch within two weeks. The transaction is subject to customary closing conditions and receipt of regulatory approvals. The target for closing is the end of April.

        Accelerant was acquired for $22.5 million in cash and closed last Friday.

        I will now describe our expectations for Q2 and fiscal 2004, which reflect the MoSys and Accelerant transactions, the ADA transaction announced last month, which we expect to close before the end of February, and the acquisition of certain memory test technology from iROC Technologies.

        Our second quarter targets are as follows:

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  Revenue between $285 million and $300 million. Revenue is impacted by a lower level of targeted upfront licenses and a slightly more conservative view on first half orders in our traditional EDA business;

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  Total pro forma expenses between $214 million and $221 million, reflecting the ADA, Accelerant and iROC transactions, appreciation of the Euro and incremental investments;

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  Other income and expense between an expense of $1 million and income of $2 million;

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  A pro forma tax rate of 31%;

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  Outstanding shares between 160 million and 168 million; and

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  Pro forma earnings between $0.31 and $0.35 per share. We expect TBLs to account for 70% of license orders and upfront licenses to account for 30% of license orders, in each case plus or minus five percentage points; and

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  We expect TBLS to contribute 53 to 58% of total revenue, upfront licenses to contribute 25 to 30% of total revenue and services to contribute 16 to 21% of total revenue.

        Our targets for the full year are as follows:

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  Orders, excluding acquisitions, will be in excess of 1.4 billion, a modification of our previous range of 1.425 billion to 1.475 billion reflecting a slightly more conservative view of spending on core EDA tools in the first half of the calendar year, with a quarterly distribution of orders for the rest of the year as follows:

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  20-25% of the year's orders in the second quarter, versus our original expectation of 22-27%;

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  20-25% in the third quarter;

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  42-47% in the fourth quarter, versus our original expectation of 40-45%;

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  We expect revenue between $1.20 billion and $1.25 billion, with a quarterly distribution of:

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  23-25% of the year's revenue in the second quarter, versus our original expectation of 24-29%;

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  24-29% in the third quarter; and

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  25-30% in the fourth quarter, versus our original expectation of 24-29%.

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  With the impacts of investments in M&A and R&D, we expect pro forma operating margin between 27 and 29 percent, versus our original expectation of 28-30%;

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  A pro forma tax rate of 31%;

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  Pro forma earnings per share between $1.30 and $1.40, versus $1.50 to $1.60 in our original guidance. The change in our guidance range for earnings reflects adjustments of 3-4 cents for the impact of exchange rates, 3-4 cents for incremental investments in selected businesses and 10-12 cents relating to the ADA, Accelerant, iROC and MoSys transactions, including both the expense impact and the share count impact;

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  Pro forma free cash flow will remain in excess of $1.80 per share, assuming:

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  payment terms and collections consistent with the fourth quarter of 2003 and our orders outlook;

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  higher cash expenses versus plan due to M&A and R&D investments;

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  lower net tax impact of taxes due to more efficient use of tax NOLs and credits along with tax benefits related to higher options exercises; and

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  capex of $40-$45 million, an increase from our original estimate of $30 million for the year, with a large piece of the increase attributable to integration of acquired companies.

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  We expect TBLs to account for 75% of license orders and upfront licenses to account for 25% of license orders, in each case plus or minus 5 percentage points.

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  We expect TBLs to contribute 54-59% of total revenue versus our original expectation of 57 to 62%, upfront license revenue to contribute 23-28% of total revenue versus our original expectation of 21-26% and services to contribute 15-20% of total revenue.

        Although we are maintaining our original comments on fiscal 2005, we believe that our incremental investments in our growth initiatives should have a positive impact on our results. As a reminder, we said to expect fiscal 2005 revenue of approximately $1.4 billion and pro forma earnings over $1.90 per share.

With that, we will now open for questions.

Ladies and Gentlemen, if you would like to ask a question, please depress the "*" then "1" on your touchtone phone. You will hear a tone indicating you have been placed in cue, and you may remove yourself from cue at any time by depressing the "#" key. Once again, if you have a question, please press the "*" then "1" on your touchtone phone. One moment please for the first question.

The first question this morning is from Garo Toomajanian from RBC Capital—please go ahead.

Q.
Thanks. The first question I guess that comes to mind is why you're paying such a big premium for MoSys?

A.
Well, Garo, if you look at IP valuation, they're obviously quite rich in general and if, frankly speaking, I think some of that, hopefully, will transpire to Synopsys as we clearly showed that we are building a very strong IP position. The most important aspect, though, is that the value of the IP is very high for us. We look at this acquisition in terms of a strong return going forward, also a top line growth, and most importantly, adding these pieces will really allow us to come out of the box as the "house" supplier for IP for many of our customers, and we think that that's a great opportunity.

Q.
How does the acquisition of MoSys Technology impact your relationships with other IP vendors like Artisan and Virage? Do you start running into more of a competitive situation?

A.
Well, some of those are obviously very tight in the library domain and are strong partners of ours, and we expect that to continue. Maybe one of the most important IP vendors is [inaudible], where we've had already very positive feedback, and so what we're looking at, really, is providing all the major blocks that are semi-differentiated where our customers can use us as the provider of a complete solution.

Q.
Okay. Can you go over again what the terms were of the Accelerant acquisition?

A.
$22.5M all cash, closed last Friday.

Q.
Okay. And, Steve, did you say that 57% of orders were up-front in Q1?

A.
Fifty-seven percent of product orders in Q1 were up-front, owing to a couple of things, acceptance of the term license model and the relatively low level of overall orders for the quarter, which makes the percentage very sensitive.

Q.
Was that one 10% deal an up-front order?

A.
It was.

Q.
Okay. And, probably a question for Aart, maybe, and/or Steve; it looks like 2004 is shaping up to be a pretty backend rated year for most EDA vendors and everyone seems to be talking about a lot of renewal activities slated for the end of the year. What do you think...do you think that could result, I guess, in a heightened devaluation activity and does that hurt or help you? And also, if you could answer specifically relative to Magma, what is your specific sales strategy there when you see them knocking on the doors of your customers?

A.
Well, in general, the time frame really helps us because now that we have the integration of [inaudible] behind us, you may have probably gotten the gist from my script that we're really cranking on the R&D side, and so technology progress is rolling out at the very rapid speed. And so, in general, the customers that work with us have been working with us for a long time and, therefore, know well how to bank on our technology progress going forward. And so I actually look forward to a strong second half.

Q.
Okay. But is there anything, maybe, specifically road-map wise that you can tell your customers that might dissuade them from evaluating Magma?

A.
Well, there are a number of capabilities. First, it is very important that on a sophisticated chip, that they come back from fabrication actually working and working well. And I alluded to the fact that our emphasis on yield is starting to pay off handsomely. So I expect that going forward, we will gradually be able to put some cost numbers on that that will show very quickly that there's enormous value in using our tools, and I think at this point in time you should stay tuned for our announcement coming up on that.

Okay, great. Thank you.

You're welcome.

The next question is from Raj Seth from SG Cowen.

Q.
Thank you, couple of questions. Just so I'm clear, Steve, you previously have guided revenue at 1.2 to 1.25. You're making a couple of acquisitions here, and if I'm not mistaken, I think people were assuming that MoSys would do, in the low $30 million dollar range of revenues. Is the delta between what we would have expected, based on your guidance of last quarter that we're now expecting, is that simply because you're looking for a more back-end loaded year in the way that revenue flows through or is there something else is going on? I guess I'm curious why revenues relative to your previous guidance given these acquisitions aren't higher.

A.
Yes, I think you can look at the impact of revenue on the year is within the guidance range, number 1. Number 2, MoSys we expect to close late April or sometime in May, so all we'll only have it for two quarters of the year, the others are really technology acquisitions which, as they ramp up in our license model, you know, produce orders, but not much revenue. I think we'll be going for a stronger orders contribution than we would for a revenue contribution.

Q.
Do you have to change? I don't know MoSys' business model well, but do you change the way revenue is recognized there and move it to more of a subscription model if it wasn't?

A.
Well, the Mosys model is a license fee that gets recognized on a percent of completion method which generally spreads over a year with some up-front and then the rest in some increments over the year and then a royalty that may not kick in for another 12 to 18 months after the chip goes into production. We probably won't change that, but the revenue does stretch over the year. The others will translate probably into license revenue which will go into a subscription model.

Q.
For Aart, I guess, underneath all of this commentary you said that you now expect a more back-end loaded year and a somewhat weaker first half. I guess part of it we've already seen in Q1. What's happening? What's driving the change between what you expected a quarter ago and now? Especially given all the positive things you said about what's happening in your customer base, etc.

A.
I think many of the customers remain very controlling on their expenditures, partially because they have been burned so badly in the last 2 1/2years and partially because they now see their expenditures go up in terms of manufacturing equipment. So, in many ways they are sort of very happy on one hand, but at the same time, still a little careful in projecting what's going to happen going forward. What I hear from them is that they are looking at increasing their spending in the design environment really in the second half, assuming that things continue on the actual manufacturing side and so far that's looking pretty good.

Q.
So, is your expectation of a pick-up in the second half driven primarily off a large enterprise renewal or your expectation given these conversations that people are just going to start spending again?

A.
It is actually primarily the second, although we do have some renewals coming up, as well in the second half. But my earlier answer was really strictly the second. Meaning that we do see the market becoming a little bit more solid based on continued growth.

  Right.

Q.
Last quick question was the MoSys transaction; were there other bidders in there?

A.
Well we normally don't comment about these transactions, by the time we file all the papers you can read the gory detail.

O.K. thanks!

You're welcome.

The next question is from Sumit Dhanda from Bank of America Securities.

Q.
Hi guys! The first question I have is a sort-of a follow-up on what Raj just asked you about the fact that you are expecting now a pick-up from your costumer base in the second half of the year. My understanding at the analyst day was that this was more the big second half was more driven by the timing of the renewal more than anything else. What has changed in terms of timing of the renewals? If you can just expand on that.

A.
Sure. Nothing has changed in terms of the timing of the renewals. Those are still the same, I think it is all the sort of the smaller deals, the deals around it, where I think our better way of looking at it is by virtual look, sensing the market. For the large deals we know pretty well exactly when they come up and what our plans are. So that's not changed at all, so it's really more environmental description.

Q.
O.K. The other question I had was, is this the first tangible sign that you're seeing of a big pick-up or at least a better attitude from your customers in terms of spending plans? Because at this point we're sort of, at least, midway through the recovery in semiconductors and I'm just trying to get a sense of, you know, is this the first sign you're seeing of something good, or is this grounded more on hope than reality?

A.
Well, I think I am on record on having forecasted that semiconductors in general would pick-up already about six quarters ago and indeed we see about six quarters of gradual return. And, it's very gradual, steady, and now I think the return is accelerating a little bit, largely because of the capacity utilization being arrived at. Now that drives up the pricing, that drives up also the positive feeling of the customers. The other thing I hear from the customers is just that it's not only pricing, it's actually the volume going up as well. So, I would think that at this point in time many customers are looking at how quickly can they come out with the next version of their chips, the next derivative and that invariably slowly starts bringing back in the concept of schedules and once people are worried about their schedules, invariably they are willing to spend some money if it helps.

Q.
Any comments beyond the improvements in design start hiring [inaudible]?

A.
You know, we hear quite a bit of anecdotal information about that. We ask ourselves that question in preparation for this call. So, what do we really know in terms of numbers? And it's all anecdotes and so that's not really solid. I do see though, that there is a marked pick up in demand for services. That invariably is also a bit of reflection of people accelerating the design or looking at adding more manpower. In that context, I think we are well positioned because our service is very much specialized on special skills and those are right now in high demand on all of the advanced chips.

Q.
Steve, a couple of housekeeping questions for you. What do you say the average length of the contracts were? And if you can break out the impact of EPS that you had indicated due to additional line items.

A.
Yeah, the average length was 2.7 years, and the impact on EPS I gave was 3 to 4 cents for FX, 3 to 4 cents for incremental investments in existing businesses in the high-growth businesses and then 10 to 12 cents for the acquisition.

Q.
O.K. and then what are the orders that were rolled over from last quarter to this quarter? What is the dollar amount?

A.
Was about 15.

Q.
15 million?

A.
From this quarter to next quarter is between 5 and 10.

Q.
And then the last question: What's the breakout again, in terms of different product services and [inaudible] for this quarter?

A.
It's on the supplement that should be on the website, or I can give it to you offline. It's in the script and rather than take a minute, why don't we just get it to you later?

O.K. sounds good!

All right.

Thank you!

Yeah.

The next question is from Bill Freirichs from B. A. Davidson and Company. Please go ahead.

Q.
O.K. Steve you mentioned then, I think this is the same business that you just mentioned but you said the deal slipped because of unfavorable terms? I take it that your price was not acceptable and it slipped over quarter boundary and the customer came in anyway. Is that what you're trying to tell us?

A.
Yeah, I think that there were things we could have done to bring those deals in Q1 which we declined to do and then instead of caving or giving up some things the came in Q2 on the deal that was on the table.

Q.
And, was it mostly pricing or payment terms or some combination or other?

A.
It's a variety of things.

Q.
O.K. but you're hanging tough on pricing versus perhaps discounting them by competitors is that the picture you're trying to draw?

A.
We are hanging tough on pricing.

O.K. Thanks!

The next question is from Jay Vleeschhouwer from Merrill Lynch.

Q.
A few questions for you Steve around bookings. First in terms of 2004, let's talk first about the combination of bookings by product area. Can you say whether Astro bookings are likely to be up or down in the aggregate for the year versus 2003? You've previously acknowledged some rough percentage of 2003 bookings that came from Astro which give us a dollar amount, so would you expect that number to be higher or lower in 2004?

A.
You know, Jay we don't tend to give out product line bookings forecasts, we think overall in terms of Galaxy bookings or implementation bookings which we do expect to grow from "03 to "04.

Q.
Alright. Well, when the renewals come up at the end of the year, the largest ones in Q4, what are you thinking the likelihood the customers will expand the capacity and/or implied revenue per user upon the renewal? Will the largest users that are coming up later in the year, supposedly Intel and others that use DC, PC, Primetime and so forth, will they necessarily increase their capacity or the variety of products that they include in the contract?

A.
Well, Jay for the last 15 years the answer to that question has been yes, and I expect it to continue to be yes.

Q.
Yes to capacity and to value?

A.
Correct.

Q.
O.K. Steve in your comments about the MoSys acquisition, you mentioned that part of their business model entails royalties. Numerical had tried that, and you said you were not going to continue that subsequent to the Numerical acquisition as not being a viable model; and Aart, last week at DATE were quite firm in saying that customers typically do not accept that—vendor royalty models—so isn't it likely that you will end up having to dispense the royalty part of the MoSys model?

A.
You know, Jay, Numerical had been all over the map in what they charge for license and MoSys has been extremely consistent in getting the royalty in every license agreement they have entered into. Also the value proposition offered by the MoSys technology is so tangible and so close to the wafer that it is a scenario where I think we can continue to get some royalties out of it. So, we don't really intend to change the MoSys policy at all.

Q.
Alright. A somewhat subjective question perhaps, but back this past year you have talked about customers being able to increasingly see the value of the integration of the Galaxy platform. Is that something you are in fact able to tangibly measure or discuss with us that customers are in fact paying you for this perceived value of what you're doing on the integration level with Galaxy?

A.
The answer to that is absolutely yes. As you can imagine, bringing together Avant! and Synopsys was a fairly major task because many of the products initially were developed fully independently. We have made just fantastic progress over the last year in having a very, very strong alignment on all the key things that matter, such as the timing models, the constraints, the libraries, and so on. And, so that is of great, great comfort to the customers, and we have actually gotten explicit positive feedback about these things. So, from that perspective I think we have now moved into the next phase, which is really to create new capabilities, new value, and the integration has already demonstrated much of its value.

Q.
Aart. Just a couple of last things. Were the acquisitions, MoSys in particular, since that's the largest one today, driven by market trends or any particular customer influences, some of your prior acquisitions seems to have been? For example, last week ST gave a design road map at the conference in Paris and much of what they discussed in terms of interfaces, power management, analog signal and the like sounds very much like a rationale for MoSys acquisition.

A.
I didn't see the presentation in Paris, but I'm not surprised at all, given that companies such as ST are close to us, in terms of giving us, sometimes very strong feedback as to what they want, and so these acquisitions are absolutely very much timed by both the market needs and strong input from customers and the specific input from customers that we have heard now over and over again is, that they like the IP that we have, they like the commitments and the delivery of the quality that we have, and because of that, they would like to see us deliver more of the IP and I use the term, be the "house brand" of IP for them, and hopefully it's the trusted house brand. And so in that context, specifically memories, we started to look at this already quite a while ago and it was really the opportunity of finding MoSys with a brand new, very strong capability that put us over the top of saying, hey, let's do this because the time was absolutely right.

Q.
OK, and lastly for Steve, did you in any way change the low end of the dollar value of your estimated bookings for the second half of this year's product?

A.
Changed the low end of the dollar value?…

Q.
Right. In other words, [inaudible]?

A.
We raised it.

a.
You raised the low end of your bookings forecast for the second half of the year?

A.
Yes.

OK. Talk to you later. Thanks.

Thanks, Jay.

And we move onto the line to Rich Velera from Needham & Company. Please go ahead.

Q.
Thank you. Steve, could you comment, you mentioned that there's three to four cents of incremental investment, I guess, in new areas. Could you talk about what those are and what has changed since you last gave guidance that caused you guys to want to move to want to spend in those areas?

A.
Certainly. Well, the first area of course is the very area that we talked a lot about today, which is IP. There's a lot of value in focusing some efforts there. But most importantly the investments are in all these areas where there is immediate customer impact over the next nine to twelve months, let's say. And specifically we see support opportunities, we see some technology developments that customers have requested that would allow us to harvest some of the new value that we've created. That's where this is going. It's fairly short-term oriented.

Q.
Great. And, Steve, on the 10 to 12 cents from the acquisitions, can you give us a sense of what the split is between share count and expenses for that 10 to 12 cent hit?

A.
Yeah, it's probably a third share count, a third to a half share count, and then the rest is expenses.

Q.
Great. And just to make sure I understand, for the second quarter, the sort of light revenue there, is that mainly a function of the low time based booking in the first quarter or are you also expecting lower up-front bookings in the second quarter than you might have previously?

A.
Yeah, we are taking down the up-front bookings forecast for the second quarter as well.

OK, great, thank you.

Yeah.

And, ladies and gentlemen, just as a reminder, we have approximately five minutes left of today's conference call and we have a question from the line of Erach Desai from American Technology Research. Please, go ahead.

Q.
Three questions, thanks. The first question is if, Steve, again, you may question my math, but just when I look at, when you look at Synopsys/Avanti combination then for the last five years, the fiscal first quarter revenues overall have been down maybe 1% sequentially, you were down 10%, so even in this strong semi environment, can you or Aart allude or reflect on anything else that might be going on on a macro level?

A.
As to Q1, trends in Q1?

Q.
The quarter you just reported, your revenues were down 10% sequentially, they may be in guidance, but with respect to the last five years of company history, which has been more like down 1%. I'm trying to understand what might have changed or is it's just a bigger company?

A.
You know, Eric, I think in general there's too much weight on being able to exactly forecast quarter by quarter. The reality is we run our businesses so much more year by year because many of the large transactions come wherever they come, and so it's really hard to make any statements based on Q1 only. I would say in general our sense is that the merger is going very well, or actually, it's even strange to talk about the merger, that's a long time done, and we're now looking really at building the next basis of the company which is aside of the usual implementation and verification, the IP and the design for manufacturing. So we're not really reflecting any more on where Avanti used to be.

Q.
OK. Steve, it may sound like a nitpick. I'm just trying to understand the dynamics of your expenses. It looks like maintenance and services were down about 24% year over year. That would be an expected trend but dollars spent on service were actually up year over year and up like 5 million sequentially. Anything going on there? Or am I reading this wrong somehow because of the goodwill adjustment?

A.
Yeah, I think there are a couple of things that go on in that. One is that the way we do cost of goods sold has to do with allocation percentages, and those might have been adjusted from year to year. I think also what you see here is, as I described previously, we have a consulting pipeline that's been working itself off while another one is now in the middle of, the beginning stages of picking up, right, and so I would expect that we would have expenses ahead of revenue on the consulting piece until revenue begins to catch up as the consulting gets delivered. I think it's a timing and allocation question but I don't think there's anything particularly funny going on there.

OK, thanks.

You're welcome.

And we have a question from Rohit Pandey from Credit Suisse First Boston. Please go ahead.

Q.
Thank you. I'm trying to understand the synergies between the Synopsys and MoSys acquisition. What difference does it make to me if I buy the memory from Synopsys or I buy it from MoSys? What more are you bringing to the table?

A.
Many things. First, a relationship with many, many customers via a very broad channel that at this point in time is well experienced in how to deal with IP. And, by the way, many customers have complained no end about the fact that they have to close legal and business deals with a lot of small IP vendors that are very complex and therefore very inefficient. So customers really would like to have things from us. Secondly, we have a complete IP solution that has all of the major blocks and therefore can put a high degree of emphasis on the interoperability. We know already today, for example, that the new memory block for MoSys will be very compatible with our AMBA BUS implementation and therefore of direct help to customers. Lastly, our relationships with the foundries are very good and deep. As a matter of fact, I think MoSys adds something to Synopsys in that it allows us to get one more angle on the importance of yields and on the ability to read process technology really well. So the combination of all of those are I think very exciting, as a matter of fact.

Q.
So what kind of growth are you expecting from MoSys within Synopsys?

A.
Well, we don't disclose individual product lines. I think I'm on record as having said that our IP course business is expected to grow over 30% and that's on an organic basis so the acquisitions are on top of that and I would expect MoSys and Accelerant to certainly fall into similar buckets of opportunity.

Q.
Do you have data on what's the yield for the MoSys chip and of what technology?

A.
I left that question to Fu-Chieh. I'm not sure if we disclosed that [inaudible].

[Answered by Fu-Chieh Hsu]

A.
This is Fu-Chieh from MoSys and I guess I'm sorry that we cannot disclose the yield data from any customer-specific projects although we did see over the last several years when we deploy our technology successfully many customers [inaudible] production they have generally fed back that the yield has been better than what they have been expecting and the reason for that is that the overall cost reduction not just because the 1T memory is smaller but because the simpler construction is actually less sensitive to the 1T area so we're excited about the opportunity really to have the right partner at the right time to really position our product as a much broader deployment to the general SOC user.

Q.
Do you have memory blocks at ninety nanometers?

A.
Yes, we do.

Q.
And do you have something at sixty five nanometers you're working on something?

A.
I think that will be what we'll be working on.

Q.
On what fabs? TSMC?

A.
I'm sorry. We won't comment on future deliveries here. Obviously many of the silicon vendors are very, very sensitive as to what we do here.

Q.
OK. And then you made a comment on the DC and decrease in DC capacity. You said the capacity runs about 25%. OK, what's the capacity, the gate capacity for DC level right now?

A.
I don't have that number handy with me here. What we have known is that for a long time, the ability to increase capacity and runtime is of continuous value. Now the 64 bits releases on the Optron platform specifically have immediately added a lot of additional capacity. What we're talking about here is on 32- bit platform.

Q.
Ok. And then the competitive tools you're offering synthesis without wire load. Do you think that that kind of technology has some inherent speed advantages to the traditional synthesis?

A.
Well, there are many, many different ways of calculating timing and so depending on what model you use, you can be much faster and more or less accurate and that's just the essence of both synthesis and matter of fact, [inaudible], which is, how do you trade off accuracy for runtime? And so the answer to that has to be one needs to be able to support a multiplicity of models and as one gets closer and closer to the silicon, the accuracy and therefore the complexity of the model by necessity does increase. The key here is can one predict what's going to come out in the silicon, and I think that clearly we've proven that we're very good at that.

Thank you.

You're welcome.

And Mr. Shevick and Mr. De Geus, we'll go ahead and turn the conference back to you for any closing comments.

Well, thank you very much for attending our conference call. As usual, Steve and I will be available for detailed questions afterwards and we appreciate the time spent with us. Bye bye.

Ladies and gentlemen, that concludes your conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Additional Information and Where to Find It

This transcript is being filed pursuant to Rule 425 under the Securities Act of 1933. This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of Monolithic System Technology, Inc. (MoSys). MoSys stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer, if any, is commenced, Synopsys will file exchange offer materials with the U.S. Securities and Exchange Commission and MoSys will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MoSys at no expense to them. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will be made available for free at the Commission's Web Site at www.sec.gov. Free copies of the Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Synopsys for free at Synopsys' website at http://www.synopsys.com/corporate/invest/invest.html or by mail to Synopsys, 700 Middlefield Road, Mountain View, CA 94043, attention: Investor Relations.

In addition to the Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Synopsys and

MoSys file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Synopsys or MoSys at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Synopsys' and MoSys' filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger.

Synopsys will be, and certain other persons may be, soliciting MoSys stockholders to tender their shares into the offer. The directors and executive officers of Synopsys and the directors and executive officers of MoSys may be deemed to be participants in Synopsys' solicitation of MoSys' stockholders to tender their shares into the offer.

Synopsys is a registered trademark of Synopsys, Inc. All other trademarks mentioned in this release are the intellectual property of their respective owners.

        The foregoing statements made by Dr. Aart de Geus, Synopsys' Chairman and Chief Executive Officer, and Steve Shevick, Synopsys' Chief Financial Officer, during the conference call held on Monday, February 23, 2004 are based on Synopsys' current expectations and beliefs. Actual results could differ materially from those described by these statements due to a number of factors, including but not limited to:

  •
  weakness or continued budgetary caution in the semiconductor or electronic systems industries;

  •
  lower-than-expected research and development spending by semiconductor and electronic systems companies;

  •
  lower-than-anticipated purchases or delays in purchases of software or consulting services by the Company's customers;

  •
  lower-than-anticipated new IC design starts;

  •
  increasing competition in the market for the Company's products and services;

  •
  failure to continue to improve the Company's existing products, including continued integration of its products in the Galaxy Design and Discovery Verification platforms, which could cause the Company to lose sales or could reduce the Company's operating margins;

  •
  failure of pending acquisitions to close for any reason;

  •
  difficulties in the ongoing integration of the products and operations of acquired companies or assets, including Numerical Technologies, Inc., Accelerant Networks, iRoC Technologies and, if closed, MoSys and Analog Design Automation, into the Company's products and operations;

  •
  lower-than-expected sales or greater-than-expected expenses relating to the Analog Design Automation, Accelerant Networks, iRoC Technologies and MoSys acquisitions;

  •
  unexpected changes in the mix of time-based licenses and upfront licenses;

  •
  adverse variations from currently projected customer payment terms; and

  •
  continued downward pressure on maintenance orders, adversely affecting the Company's future level of services revenue.

        In addition, the Company's actual expenses on a GAAP basis will be higher, and GAAP earnings will be lower, for the second quarter and full-year fiscal 2004 following the Company's determination of charges and expenses relating to amortization of intangible assets and deferred stock compensation, in-process research and development and integration and other acquisition-related expenses for the Accelerant Networks and iRoC Technologies acquisitions and the contemplated MoSys and Analog Design Automation acquisitions. Finally, the Company's actual expenses and earnings per share on a

GAAP basis for the second quarter and full-year fiscal 2004 could differ materially from the targets stated in this transcript for a number of reasons, including a determination by the Company that any portion of its intangible assets have become impaired, changes in deferred stock compensation expenses caused by employee terminations, and integration and other acquisition-related expenses, amortization of additional intangible assets and deferred stock compensation associated with additional acquisitions, if any.

        For further discussion of these and other factors that may cause results to differ from those projected in this release, readers are referred to documents Synopsys has filed with the Securities and Exchange Commission, specifically the section contained in Part III, Item 7 of Synopsys' Annual Report on Form 10-K for the fiscal year ended October 31, 2003 filed with the SEC on January 29, 2004 entitled "Factors That May Affect Future Results." Synopsys is under no obligation to (and expressly disclaims any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

This conference call transcript was issued by Synopsys on February 25, 2004. It is the filer's belief that Synopsys intends to commence an exchange offer and to file exchange offer materials and a registration statement on Form S-4 with the Commission with respect to the proposed acquisition of MoSys by Synopsys.

In addition to the information given above, free copies of the Solicitation/Recommendation Statement and certain other offering documents will be made available for free at the Commission's website at www.sec.gov and by MoSys for free at MoSys' website at www.MoSys.com. INVESTORS AND SECURITY HOLDERS OF MOSYS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ALL RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SYNOPSYS AND MOSYS AND THE PROPOSED EXCHANGE OFFER AND RELATED TRANSACTIONS.